                              May 19, 2008

Via EDGAR & Federal Express

Mr. H. Roger Schwall

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:          Vantage Drilling Company

Registration Statement on Form S-4

Filed December 3, 2007

File No. 333-147797

Dear Mr. Schwall:

This letter is written in response to the letter received from the Securities and Exchange Commission (the “Commission”) on May 16, 2008 (the “Staff Letter”) with respect to the proxy statement on Schedule 14A (the “Proxy Statement”) filed by Vantage Energy Services, Inc. (“Vantage Energy”) and the Registration Statement on Amendment No. 4 to Form F-4 on Form S-4 (“Registration Statement”) filed by Vantage Drilling Company (“Vantage Drilling”). We are filing electronically Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which reflects responses to the Staff Letter.

The following are responses to the Commission’s comments which are furnished as supplemental information and not as part of Amendment No. 4.  We are providing to you under separate cover three copies of Amendment No. 4, which has been filed with the Commission concurrently herewith, all of which have been marked to show changes from the Amendment No. 3 to the Registration Statement filing made on May 5, 2008.  For your convenience and to facilitate your review, we have set forth herein each comment contained in the Staff Letter, followed by our response.

General

1.             Please provide supplemental support for your conclusion that Vantage Drilling qualifies as a “foreign private issuer” under Rule 405.

In response to the Staff’s comment we have filed Amendment No. 4 to Form F-4 on Form S-4. Accordingly, the registration statement has been revised to comply with the requirements of Form S-4.

2.             Please clarify in your filing why you are registering, in addition to the securities of Vantage Drilling to be issued to your public stockholders in connection with the exchange offer, 7,500,000 ordinary shares, 3,000,000 warrants and 3,000,000 ordinary shares underlying the warrants, as reflected in your proposed registration fee table. We would expect that such disclosure would be clarified in (1) your registration fee table and (2) your notice to shareholders or proxy statement.

In response to the Commission’s comment, we have modified the disclosure in the note to the registration fee table and the notice to clarify the nature of the 7,500,000 ordinary shares, the 3,000,000 warrants and the 3,000,000 ordinary shares underlying the warrants. Please be advised that the 7,500,000 ordinary shares will be issued in exchange for the 7,500,000 shares of common stock of the Company that were issued to the founding stockholders of the Company prior to its initial public offering.  The 3,000,000 warrants and the 3,000,000 ordinary shares underlying such warrants will be issued in exchange for the 3,000,000 warrants and 3,000,000 shares of common stock underlying such warrants that were issued to the founding stockholders in a private placement of the Company’s securities prior to its initial public offering.

3.             Please update the financial statements, and related financial information, of Vantage Energy Services, Inc. We would expect that such updates would include all relevant disclosure provided in your quarterly report for your quarter ended March 31, 2008.

In response to the Commission’s comments, we have modified the disclosure throughout Amendment No. 4 in order to update the financial statements and related financial information through March 31, 2008. Since the date of the latest financial data presented in the Annual Report on Form 10-K for the period ending December 31, 2007, there has been no material change in the operating or financial condition of the Company that is not disclosed in the proxy statement/prospectus made a part of the Registration Statement, as amended.

4.             Please file as correspondence on EDGAR the correspondence that you submitted to us via facsimile on May 14 and May 15, 2008, as well as the draft opinions that you submitted to us on May 14, 2008.

In response to the Commission’s comment, attached as Exhibit A hereto is the correspondence submitted to the Staff via facsimile on May 14 and May 15, 2008, as well as the draft opinions submitted to the Staff on May 14, 2008.

5.             We note your response to our prior comment 1 and reissue the comment. Your proposed disclosure addresses the tax implications of the proposed transaction but does not address the issue of whether Vantage Drilling will be able to use funds from the trust account of Vantage Energy to acquire OGIL without first acquiring, through merger, control over the assets of Vantage Energy. Your proposed disclosure also does not address the related issue that it appears that Vantage Energy cannot meet the 80% requirement with respect to the transaction with Vantage Drilling unless it first acquires its assets through the acquisition of OGIL. Please revise accordingly.

In response to the Commission’s comment, we have modified our disclosure on page 67 to address the application of the 80% requirement to Vantage Energy and the use of the trust fund assets by Vantage Drilling.

Proposal 6 – Director Proposal, page 145

Executive Compensation, page 150

6.             We note your response to our prior comment 12. Please disclose in your registration statement and proxy statement all information required by Item 402(j) of Regulation S-K with respect to payments that would be due to Mr. Halkett upon his termination of employment  or a change in control pursuant to the employment and non-competition agreement between Vantage International Payroll Co. and Mr. Halkett, including, among other events, in the event of his death or disability. We would expect that such disclosure would include, among other things, information regarding the potential for cash payments, acceleration of vesting of outstanding securities, gross-up payments, and any other benefits.

In response to the Staff’s comment we have revised the registration statement to disclose the information required by Item 402(j) of Regulation S-K with respect to payments that would be due to Mr. Halkett upon his termination of employment or a change in control pursuant to the employment and non-competition agreement between Vantage International Payroll Co. and Mr. Halkett.  We have reviewed Item 402(j) of Regulation S-K which requires disclosure with respect to a “named executive officer.” Item 402(a)(3) of Regulation S-K makes the determination of those individuals that are “named executive officers” based on the last completed fiscal year.  Mr. Halkett wasn’t employed by Vantage International until January 2008 and is not a “named executive officer” as of December 31, 2007, the end of the last completed fiscal year.  Accordingly, we believe that disclosure of this information about Mr. Halkett is not required by Item 402 of Regulation S-K and is not material. If the Staff concurs with the above analysis the Company would request that it be permitted to exclude this information from the definitive joint proxy statement/prospectus.

Opinions

7.             We remind you of our prior comment 11. We will not be in position to consider a request for acceleration of the effectiveness of the registration statement until you have filed final, executed opinions regarding legality and tax matters. In addition, please allow time for our review of such executed opinions. In addition, we would expect that the final, executed opinions would be as of the most recent practicable date.

In response to the Commission’s comment, we have filed the final executed versions of all opinions as Exhibits 5.1, 5.2 and 8.1.

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8.             Please ensure that all securities being registered are covered by your opinions regarding legality. For example, we note that the legality of the units to be issued by Vantage Drilling is not addressed in your New York opinion. Similarly, the legality of the shares underlying the Representative Warrants and the 7,500,000 additional ordinary shares being registered is not addressed in your Cayman Islands opinion.

In response to the Commission’s comment, we have modified the opinions attached at Exhibits 5.1 and 5.2 in order to cover the legality of all securities being registered.

Vantage Drilling requests acceleration of the effective date of the Registration Statement for 4:30 p.m. eastern standard time on Monday, May 19, 2008 or as soon as possible thereafter. After the Registration Statement is declared effective Vantage Energy will file a definitive Proxy on Schedule 14A.

Please note that the Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•                  staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or concerns, please contact the undersigned via telephone at (281) 404-4700 or via facsimile at (281) 404-4749.

Sincerely,

/s/ Chris Celano
Chris Celano
General Counsel

cc:	Paul A. Bragg
Douglas S. Ellenoff, Esq.
Douglas Smith
Chris DeClaire
Laura Svetlik
Matthew Gardner, Esq.
Matthew Roberts, Esq.

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Exhibit A

                              May 14, 2008

Via EDGAR & Federal Express

Mr. H. Roger Schwall

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:          Vantage Energy Services, Inc.

Schedule 14A

Filed December 3, 2007

File No. 001-33496

Vantage Drilling Company

Registration Statement on Forms F-4 and F-l

Filed December 3, 2007

File No. 333-147797

Dear Mr. Schwall:

This letter is written in response to the letter received from the Securities and Exchange Commission (the “Commission”) on May 13, 2008 (the “Staff Letter”) with respect to the proxy statement on Schedule 14A (the “Proxy Statement”) filed by Vantage Energy Services, Inc. (“Vantage Energy”) and the Registration Statement on Form F-4 (“Registration Statement”) filed by Vantage Drilling Company (“Vantage Drilling”). We are filing electronically Amendment No. 4 to the Registration Statement and a revised proxy statement (“Amendment No. 4”), which reflects responses to the Staff Letter.

The following are responses to the Commission’s comments which are furnished as supplemental information and not as part of Amendment No. 4.  We are providing to you under separate cover three copies of Amendment No. 4, which has been filed with the Commission concurrently herewith, all of which have been marked to show changes from the Amendment No. 3 to the Proxy Statement and Registration Statement filings made on May 5, 2008.  For your convenience and to facilitate your review, we have set forth herein each comment contained in the Staff Letter, followed by our response.

General

1.             We note your response to our prior comment 2. Please advise us whether you have considered obtaining opinions of counsel with respect to the legality of the structure of the proposed transactions under Delaware General Corporation Law and the laws of the Cayman Islands. Alternatively, please include a discussion to the effect that it is the Company's belief, based upon the legal advice provided to them by their legal counsel (each such provider of such legal advice should be specifically identified by name), that the proposed transaction structure is legal, appropriate, and achieves the results desired by the Company with respect to the proposed transactions. Additionally, provide a brief, plain English analysis of how and why such proposed structure obtains the desired results.

In response to the commission’s comments, we have modified the disclosure on page 67 of Amendment No. 4.

2.             We note your response to our prior comment 3. Your filing continues to include references to the registration for resale of the securities to be issued to F3 Capital, including in your registration fee table and related footnotes. Please remove such references in your filing.

In response to the Commission’s comment, we have modified the disclosure to remove references to the registration for resale of the securities to be issued to F3 Capital on the fee table and footnotes thereto, and throughout the Registration Statement.

3.             We understand that this registration statement is solely intended to register the securities of Vantage Drilling to be issued to holders of Vantage Energy securities in connection with the exchange. As a result, please provide us supplementally with an analysis as to why the registration statement is on Form F-1.

Please be advised that as originally filed, the Registration Statement was on Form F-1 (registering the securities of Vantage Drilling to be issued to F3 Capital) and on Form F-4 (registering the securities of Vantage Drilling to be issued to holders of Vantage Energy securities in connection with the exchange).  Pursuant to the Commission’s determination that the securities to be issued to F3 Capital are not eligible to be registered in this registration statement, references to the F-1 have been removed throughout the Registration Statement.

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4.             Similarly, your notice to shareholders indicates that the registration statement relates to the offering by Vantage Drilling of units to be issued to F3 Capital and underlying securities. Please ensure that your filing is consistent with regard to the transactions that you intend to register.

In response to the Commission’s comment we have modified the disclosure in the notice to remove references to the registration of the securities to be issued by Vantage Drilling to F3 Capital.

Proposal 1 — The Acquisition Proposal, page 65

Sources of Acquisition Financing page 89

The Debt Facility, page 89

5.             Please provide in your filing a brief description of the conditions precedent set forth in the commitment letter that have not yet been satisfied. In addition, please disclose the expiration date for the undertakings and commitments of the arrangers and lenders set forth in the commitment letter. It appears that such commitments will expire on May 28, 2008.

In connection with the Commission’s comment, we have modified the disclosure on page 90 to describe the conditions precedent to the debt facility that have yet to be satisfied, and have disclosed the expiration date of the commitment letter.

Shares Eligible for Future Sale, page 191

6.             We note your response to our prior comment 23 and the related disclosure that you added to your filing. However, you indicate at page 191 that you have attached the registration rights agreement with F3 Capital as Annex P to your proxy statement. Such agreement does not appear to be attached to your proxy statement. Please advise.

In response to the Commission’s comment, we have included the form of Registration Rights Agreement as Annex R and modified the disclosure on page 193 and on the Table of Contents to Amendment No. 4.

Exhibits

Exhibit 4.4

7.             It does not appear that the warrant agreement that was filed as Exhibit 4.4 to your registration statement relates to the contemplated transactions. For example, we would expect that the warrant agreement would relate to the warrants of Vantage Drilling to be issued in connection with the exchange for outstanding warrants of Vantage Energy. Please advise or file a new warrant agreement.

In response to the Commission’s comment, we have filed an updated form of the Warrant Agreement as Exhibit 4.4 to the Registration Statement to clarify that it pertains to the warrants to be issued by Vantage Drilling in exchange for outstanding warrants of Vantage Energy.

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Exhibit 5.1

8.             Please obtain and file a new legal opinion that addresses the legality of the securities to be issued by Vantage Drilling in connection with the exchange for securities of Vantage Energy. We would expect that such legal opinion would address whether (1) the ordinary shares will be legally issued, fully paid and non-assessable, (2) the warrants will be legal, binding obligations of Vantage Drilling under the relevant contract law governing the applicable warrant agreement, and (3) the units will be legal, binding obligations of Vantage Drilling under the relevant contract law governing the units and unit certificates. Such opinion should address both the securities of Vantage Drilling to be issued in connection with the exchange for outstanding securities of Vantage Energy, and the securities of Vantage Drilling that will underly such outstanding securities.

In response to the Commission’s comment, we have filed a revised Cayman Islands legal opinion as Exhibit 5.1 to the Registration Statement and obtained and filed a new New York legal opinion as Exhibit 5.2 to the Registration Statement that address the legality of the warrants and units to be issued by Vantage Drilling in connection with the exchange for securities of Vantage Energy.

9.             We note the references in the opinion to the unit certificates and warrant agreement being governed by New York law. Please advise us of your considerations regarding also obtaining and filing an opinion from counsel admitted to practice in New York with respect to the warrants and the units. We may have further comments.

In response to the Commission’s comments, please be advised that with respect to the warrants and the units, we have obtained a New York legal opinion and have filed such opinion as exhibit 5.2 to the Registration Statement.

10.          Please ensure that the revised legal opinion references the relevant transactions being registered pursuant to the registration statement. For example, it is not clear why the opinion references a "public offering and sale" of the securities to be offered to F3 Capital and the documents related to such transaction.

In response to the Commission’s comment, we have modified the disclosure in the Cayman Islands legal opinion in Exhibit 5.1 to remove all references to the public offering and sale of securities to be issued to F3 Capital.

11.          Please note that we will not be in a position to consider a request for acceleration of the effectiveness of the registration statement until you have filed final, executed opinions regarding legality and tax matters. In addition, please allow time for our review of such executed opinions.

In connection with the Commission’s comment, please be advised that we have filed final, executed opinions regarding legality and tax matters.

Annual Report on Form 10-K for the fiscal year ended December 31, 2007

12.          We note your response to our prior comment 28 and your statement that you intend to file simultaneously with Amendment No. 3 an amended report with the employment agreement for Mr. Halkett attached as an exhibit. However, it does not appear that you filed such amended report. Please advise.

In response to the Commission’s comment, please note that we filed on May 14, 2008 an amendment to the Current Report on Form 8-K that was originally filed on January 9, 2008 for the purpose of filing Mr. Halkett’s employment agreement.  Please note as well that we have modified our disclosure by adding Exhibit 10.13 to the Registration statement and have noted that such exhibit is incorporated by reference from the May 14th Current Report on Form 8-K/A.

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If you have any questions or concerns, please contact the undersigned via telephone at (281) 404-4700 or via facsimile at (281) 404-4749.

Sincerely,

/s/ Chris Celano
Chris Celano
General Counsel

cc:	Paul A. Bragg
Douglas S. Ellenoff, Esq.
Douglas Smith
Chris DeClaire
Laura Svetlik
Matthew Gardner, Esq.
Matthew Roberts, Esq.
Bryan K. Brown, Esq.

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As Filed with the Securities and Exchange Commission on May 14, 2008

Registration No. 333-147797

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4 TO

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Vantage Drilling Company

(Exact name of Registrant as specified in its charter)

Cayman Islands	1381	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman KY1-1104, Cayman Islands

(345) 949-8066

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ellenoff Grossman & Schole LLP

370 Lexington Avenue

New York, New York 10017

(212) 370-1300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

Douglas S. Ellenoff, Esq.

Ellenoff Grossman & Schole LLP

370 Lexington Avenue

New York, New York 10017

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and after all conditions under the Share Purchase Agreement and the Agreement and Plan of Merger are satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said
Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Price Per Security		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Units, each consisting of one Ordinary Share, $.001 par value, and one Warrant(8)	36,125,000	$8.60	(2)	$310,675,000	$12,210
Ordinary Shares included as part of the Units	36,125,000	—		—	—	(3)
Ordinary Shares	7,500,000	$7.59	(4)	$56,925,000	$2,238
Warrants included as part of the Units(5)	36,125,000	—		—	—	(3)
Warrants(5)	3,000,000	$1.21	(6)	$3,630,000	$143
Ordinary Shares underlying the Warrants included in the Units	36,125,000	$6.00	(7)	$216,750,000	$8,519
Ordinary Shares underlying the Warrants	3,000,000	$6.00	(7)	$18,000,000	$708
Total	158,000,000	—		$605,980,000	$23,818	*

(1)	There is no present market for the securities of Vantage Drilling.

(2)

Estimated pursuant to Rule 457(c) solely for the purpose of computing the amount of the registration fee, and based on the average of the high and low prices of Vantage Energy Services’ units on the American Stock Exchange.

(3)	No fee pursuant to Rule 457(g).

(4)

Estimated pursuant to Rule 457(c) solely for the purpose of computing the amount of the registration fee, and based on the average of the high and low prices of Vantage Energy Services’ common stock on the American Stock Exchange.

(5)	Pursuant to Rule 416, there are also being registered such indeterminable additional securities as may be issued as a result of the anti-dilution provisions contained in the warrants.

(6)

Estimated pursuant to Rule 457(c) solely for the purpose of computing the amount of the registration fee, and based on the average of the high and low prices of Vantage Energy Services’ warrants on the American Stock Exchange.

(7)	Calculated pursuant to Rule 457(g) based on the exercise price of the warrants.

(8)

Includes 36,125,000 units reserved for issuance to shareholders of Vantage Energy Services (each consisting of one Ordinary Shares, $.001 par value, and one Warrant). Pursuant to the Merger Agreement, a transitory merger subsidiary of Vantage Drilling will merge with and into Vantage Energy Services with Vantage Energy Services as the surviving corporation.

*	Fee previously paid.

See the description of the Purchase Agreement in the section entitled “The Share Purchase Agreement” beginning on page 83. The Purchase Agreement is included as “Annex A” to this joint proxy statement/prospectus. Amendment No. 1 to the Purchase Agreement is included as “Annex B” to this joint proxy statement/prospectus. We encourage you to read the Purchase Agreement and Amendment No. 1 to the Purchase Agreement in their entirety.

See the description of the Merger Agreement in the section entitled “The Merger Agreement” beginning on page 114. The Merger Agreement is included as “Annex O” to this joint proxy statement/prospectus. We encourage you to read the Merger Agreement in its entirety.

Under the terms of the Company’s amended and restated certificate of incorporation, the Company may proceed with the Acquisition and Merger notwithstanding up to 29.99% of the Company’s shareholders electing to convert their shares of common stock to cash and not participate in the Acquisition or Merger. The shares converted, if any, will reduce on a one for one basis the shares of Vantage Drilling to be issued in the transaction. Additionally, under the terms of the Company’s initial public offering of stock, in order for the funds held in trust to be released to the Company for general corporate purposes, the Company must complete an acquisition or acquisitions with a total fair value equal to or greater than 80% of the net assets held in trust which were approximately $273.1 million at December 31, 2007. As management believes that the total consideration paid for OGIL of $331.0 million represents the fair value of the assets acquired, and since management received a fairness opinion in connection with the Acquisition, the 80% threshold required will be met and the funds held in trust will be released to the Company for general corporate purposes upon the closing of the Acquisition.

Our units, common stock and warrants are traded on the American Stock Exchange under the symbols VTG-U, VTG and VTG-WT, respectively. On May 2, 2008, our units, common stock and warrants had a closing price of $10.05, $8.15 and $2.05, respectively.

The registration statement of which this joint proxy statement/prospectus is a part relates to the offering by Vantage Drilling of up to: (i) 36,125,000 units of Vantage Drilling (each unit consisting of one ordinary share of Vantage Drilling and one warrant to purchase one ordinary share of Vantage Drilling); (ii) 82,705,000 ordinary shares of Vantage Drilling, including shares issuable upon exercise of warrants; and (iii) 39,125,000 warrants to purchase ordinary shares of Vantage Drilling. There is no present market for the securities of Vantage Drilling.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU DESIRE TO VOTE, YOU WILL NOT BE ELIGIBLE TO HAVE YOUR SHARES CONVERTED INTO A PRO RATA PORTION OF THE TRUST ACCOUNT IN WHICH A SUBSTANTIAL PORTION OF OUR IPO NET PROCEEDS ARE HELD. YOU MUST AFFIRMATIVELY VOTE AGAINST THE ACQUISITION PROPOSAL OR MERGER PROPOSAL AND DEMAND THAT WE CONVERT YOUR SHARES INTO CASH NO LATER THAN THE VOTE ON THE ACQUISITION PROPOSAL AND THE MERGER PROPOSAL TO EXERCISE YOUR CONVERSION RIGHTS. IN ORDER TO CONVERT YOUR SHARES, YOU MUST ALSO PRESENT OUR STOCK TRANSFER AGENT WITH YOUR PHYSICAL STOCK CERTIFICATE AT OR PRIOR TO THE SPECIAL MEETING. SEE “SPECIAL MEETING OF ACQUIROR STOCKHOLDERS—CONVERSION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

SEE ALSO “RISK FACTORS” FOR A DISCUSSION OF VARIOUS FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THE ACQUISITION.

We encourage you to read this proxy statement including the section entitled “Risk Factors” beginning on page 36, before voting.

The Company has scheduled a special stockholder meeting in connection with the proposed Acquisition and certain related matters (the “Special Meeting”). Enclosed is our Notice of Special Meeting and proxy statement and proxy card. Your vote is very important. Whether or not you plan to attend the special stockholder meeting, please take the time to vote by marking your vote on your proxy card, signing and dating the proxy card, and returning it to us in the enclosed envelope. The

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to reimburse the stockholders of OGIL for shipyard payments and additional development costs incurred by OGIL subsequent to December 31, 2007 and for mutually agreed upon specification changes to either the Jackup Rigs or the Drillship. The shipyard payments and additional development costs may include interest charges imposed by the shipyard on deferred payments and unfavorable fluctuations in the exchange rate between the US dollar and the Singapore dollar. As of March 31, 2008, the estimated outstanding balance of Closing Adjustments was approximately $58.4 million, representing $57.4 million of additional shipyard payments (including approximately $800,000 of accumulated interest) and development costs of $1.0 million.

The purchase agreement for the Drillship is for total consideration of $676.0 million, which includes change orders requested by the Company including an upgrade to the derrick pipe handling capability and modification to the hull design. Thirty percent (30%) of the Drillship’s purchase price will be paid in September 2008 with the balance payable upon acceptance of the completed Drillship. Of the total consideration paid for the shares of OGIL, $8.0 million will be applied against the Drillship purchase price. In addition to the consideration paid for the Drillship, the Company anticipates incurring approximately $20.0 million of ship outfitting and completion costs, not including any interest capitalization.

Should the Company be delinquent in making any of the shipyard payments and Mandarin or any of its affiliates makes the payment on our behalf, we will make Mandarin or any of its affiliates whole for the payment including any unfavorable fluctuations in interest rates or exchange rates from the time that the payment is made until we make Mandarin or its affiliate whole.

Mandarin has granted to OGIL an option (the “Drillship Option”) to purchase a second ultra-deepwater drillship, (the “Second Drillship”) on identical terms and conditions as set forth in the Drillship Purchase Agreement, with logical adjustments, save for the following: the price for the Second Drillship shall be $695.0 million (the “Second Drillship Purchase Price”). Upon exercise of the Drillship Option, OGIL shall pay to Mandarin an amount equal to thirty percent (30%) of the Second Drillship Purchase Price. On the first business day that is six (6) months after the date of exercise of the Drillship Option, OGIL shall pay to Mandarin an amount equal to ten percent (10%) of the Second Drillship Purchase Price. On the first business day that is twelve (12) months after the date of exercise of the Drillship Option, OGIL shall pay to Mandarin an amount equal to ten percent (10%) of the Second Drillship Purchase Price. Upon delivery of the Second Drillship, OGIL shall pay to Mandarin the remaining balance of the Second Drillship Purchase Price.

The Company, F3 Capital, OGIL and Vantage Drilling plan to consummate the Acquisition as promptly as practicable after the Special Meeting, provided that:

•                  The Company’s stockholders have approved and adopted the Acquisition Proposal and the transactions contemplated thereby including the merger among Vantage Drilling, the Company and a transitory merger subsidiary of Vantage Drilling;

•                  holders of less than 30% of the shares of the common stock issued in the Company’s IPO vote against the Acquisition Proposal and demand conversion of their shares into cash;

•                  the Securities and Exchange Commission has declared effective the registration statements and prospectus which form a part of this joint proxy statement/prospectus; and

•                  the other conditions specified in the Purchase Agreement, as amended, have been satisfied or waived.

In order for the Company to effect a merger with OGIL, with thee result that the surviving entity would relocate and conduct operations outside of the United States, a plan of reorganization was entered into among the Company, Vantage Drilling, OGIL and F3 Capital. The plan of reorganization, as contemplated by the Acquisition and the Merger, accomplishes the exchange of securities of the Company for securities of Vantage Drilling, while also transferring the securities of Vantage Drilling in

67

exchange for all of the shares of OGIL. The consummation of the Acquisition and the Merger will occur simultaneously and, as a result, OGIL and the Company will become wholly-owned subsidiaries of Vantage Drilling. The Company believes that the Acquisition and the Merger, with each transaction being conditioned on the other, will enable the Company to effectively achieve a similar result as if it had merged with and into OGIL, a result which would not have been possible since Cayman Islands law does not recognize mergers. The Company, in consultation with its legal counsel, Ellenoff Grossman & Schole, LLP, believes that the Acquisition and Merger, as structured, are appropriate and will satisfy the condition for release of the assets held in trust related to an acquisition or purchase of assets or businesses with a fair market value of at least 80% of the net assets held in trust contained in the Company’s amended and restated certificate of incorporation and as described in its initial public offering prospectus. However, no opinion has been obtained on this point.

See the description of the Purchase Agreement in the section entitled “The Share Purchase Agreement” beginning on page 83. The Purchase Agreement is included as “Annex A” to this joint proxy statement/prospectus. Amendment No. 1 to the Purchase Agreement is included as “Annex B” to this joint proxy statement/prospectus. We encourage you to read the Purchase Agreement and Amendment No. 1 to the Purchase Agreement in their entirety.

The four Jackup Rigs are to be delivered December 28, 2008, July 31, 2009, September 30, 2009 and December 31, 2009.

Under the terms of the Company’s amended and restated certificate of incorporation, the Company may proceed with the Acquisition and consequent merger notwithstanding up to 29.99% of the Company shareholders electing to convert their shares of common stock to cash and not participate in the Acquisition or consequent merger. The shares converted, if any, will reduce on a one for one basis the shares of Vantage Drilling to be issued in the transaction.

Background of the Acquisition

The terms of the Purchase Agreement are the result of arm’s-length negotiations between representatives of F3 Capital and the Company. The following is a brief discussion of the background of these negotiations, the Acquisition and related transactions.

The Company was incorporated in Delaware on September 8, 2006, as a blank check company formed to acquire, through a merger, capital stock exchange, asset or stock acquisition, exchangeable share transaction, joint venture or other similar business combination, one or more businesses then currently unidentified in the in the oilfield services industry, whose net assets are at least 80% of the net assets of the Company.

A registration statement for the Company’s IPO was declared effective on May 24, 2007. On May 30, 2007, the Company consummated its initial public offering of 34,500,000 units at a price per unit of $8.00. Each unit consists of one share of common stock and one redeemable common stock purchase warrant. Each warrant expires on May 24, 2011 or earlier upon redemption, and entitles the holder to purchase one share of our common stock at an exercise price of $6.00 per share. The 34,500,000 Units sold in the IPO (including 4,500,000 Units subject to the underwriters’ over-allotment option), generated total gross proceeds of $276,000,000. Of this amount, $269,960,000 was placed in trust.

Pursuant to the Company’s amended and restated articles of incorporation, the Company must identify a target and consummate a business combination on or before May 24, 2009 or liquidate.

During the period immediately subsequent to our IPO on May 30, 2007 through August 2007, we were involved in identifying and evaluating prospective businesses regarding potential business combinations. On May 31, 2007, the day after the consummation of our IPO, we convened our management to institute corporate governance procedures and to discuss and begin implementing our overall plan for identifying, evaluating and, where appropriate, pursuing potential acquisition

68

SOURCES OF ACQUISITION FINANCING

Equity to be issued to F3 Capital

Pursuant to the Purchase Agreement, Vantage Drilling will issue to F3 Capital or its affiliates 33,333,333 Units, with an aggregate value of $275.0 million. The Units each consist of one ordinary share of Vantage Drilling and 0.75 warrants to purchase one ordinary share of Vantage Drilling with an exercise price of $6.00 per share. Therefore, F3 Capital, and its related entities, will receive in the aggregate warrants to purchase 25,000,000 ordinary shares at an aggregate exercise price of approximately $150.0 million.

The Debt Facility

In order to finance the contractual obligations for the completion and delivery of the four Jackup Rigs, Vantage Drilling has received a commitment letter from a syndicate of lenders contemplating a $440.0 million debt facility (the “Facility”). The Facility will be comprised of the following: (i) a term loan in the amount of the lesser of 36% of the total cost of the Jackup Rigs or $320.0 million (the “Term Loan”); (ii) a top-up loan in the amount of the lesser of 9% of the total cost of the Jackup Rigs or $80.0 million (the “Top-up Loan”); and (iii) a revolving loan in the amount of $40.0 million (the “Revolving Loan”). Each of the Term Loan, Top-up Loan and Revolving Loan shall be split into four equal tranches, i.e. one tranche per Jackup rig. The Term Loan and the Top-up Loan will be used to provide financing of the Jackup Rigs’ total cost. The Revolving Loan will be used primarily for working capital.

The Term Loan will be split into four equal tranches of $80.0 million, with each tranche being assigned to a specific Jackup Rig. It will be a condition for any pre-delivery drawdown of the Term Loan that the equity portion of the Jackup Rigs’ total cost has already been paid by Vantage Drilling to the shipyard. The Top-up Loan will be split into four equal tranches of $20.0 million, with each tranche being assigned to a specific Jackup Rig. Each tranche of the Top-up Loan shall be available as from the delivery date of the relevant Jackup Rig, subject to: (i) the relevant Jackup Rig being employed under a drilling contract, and (ii) such drilling contract having sufficient value to amortize in full the relevant Top-up tranche during the term of the drilling contract, in addition to the payments due under the Term Loan. The Revolving Loan will be split into four equal tranches of $10.0 million, with each tranche being assigned to a specific Jackup Rig. Each tranche of the Revolving Loan shall be available as from the delivery date of the relevant Jackup Rig until the maturity date.

The maturity date for each respective Jackup Rig tranche under the Term Loan and Revolving Loan will be seven years plus three months from the delivery date of the relevant Jackup Rig. The maturity date will not occur after June 30, 2017. Each Tranche under the Term Loan will be repayable in 28 consecutive quarterly installments of $2.0 million each, commencing six months from the delivery of the relevant Jackup Rig. A balloon payment of $24.0 million will be due at maturity together with the last quarterly installment. Each tranche of the Top-up Loan will be repaid in full, in equal quarterly installments, during the relevant drilling contract period. Any outstanding amount of the Revolving Loan tranche will repayable in full on the maturity date.

The commitment to provide the debt financing under the facility is subject to customary conditions for financings of these types, including but not limited to, the following:

•                  the negotiation, execution and delivery of definitive loan documentation, which final terms and conditions will be substantially as described in the commitment letter;

•                  the transactions described in this joint proxy statement/prospectus have been consummated on terms and conditions acceptable to the lead arrangers for the facility;

90

•                  the Novation Agreements described in this joint proxy statement/prospectus have been executed or the facility agent has a valid, first priority lien and security interest in the contracts subject to the Novation Agreements;

•                  all filings, recordations and searches necessary or desirable in connection with such liens and security interests shall have been duly made;

•                  the lenders shall have received;

•                  satisfactory opinions of counsel for the borrower and the guarantors and of local counsel for the lenders as to the contemplated transactions;

•                  such corporate resolutions, certificates and other documents as the lenders shall reasonably request; and

•                  A valid and perfected first priority (subject to certain exception to be set forth in the loan documentation) lien and security interest in the capital stock and in the other required capital;

•                  there shall exist no action, suit, investigation or proceeding pending or threatened in any court or before any arbitrator or governmental or regulatory agency or authority that could reasonably be expected to have a material adverse effect on the loan parties, as defined in the commitment letter;

•                  since December 31, 2006, there shall not have occurred any event or condition that has had or could be reasonably expected, either individually or in the aggregate, to have a Material Adverse Effect;

•                  “Material Adverse Effect” means a material adverse change in, or a material adverse effect on, the operations, business, assets, properties, liabilities (actual or contingent), condition (financial or otherwise) or prospects of the loan parties, as defined in the commitment letter, and their subsidiaries, taken as a whole;

•                  the lenders have completed a satisfactory due diligence investigation of the loan parties and their subsidiaries; and

•                  all accrued fees and expenses of the agents, arrangers and the lenders shall have been paid.

The commitments of the initial lenders under the commitment letter will terminate on May 28, 2008. The parties have agreed in principle to extend the termination date of the commitment letter to June 30, 2008. Since the final terms of the Facility have not been agreed upon, the final terms and amounts may differ from those set forth above and, in certain cases, such differences may be significant. Except to the extent required by applicable law, Vantage Drilling does not intend to update or otherwise revise any of the terms of the financing included in this joint proxy statement/prospectus to reflect circumstances existing after the date when such statements were made or to reflect the occurrence of future events even in the event that any of the statements regarding the financing arrangements are shown to be in error or otherwise no longer appropriate.

Cash from Trust

As of December 31, 2007 there was approximately $273.1 million in the trust account.

91

SHARES ELIGIBLE FOR FUTURE SALE

As of the date of this joint proxy statement/prospectus, the Company has 42,375,000 shares of common stock outstanding. In respect of the equity consideration portion of the aggregate purchase price of the share of OGIL, Vantage Drilling will issue 33,333,333 units (each unit consisting of one ordinary share and 0.75 warrants to purchase an ordinary share) to F3 Capital, an entity related to TMT. Vantage Drilling has agreed to register for resale the 33,333,333 ordinary shares contained in the units to be issued to F3 Capital in connection with the Acquisition and the 25,000,000 ordinary shares underlying the warrants contained in such units. Pursuant to section 6.8.3 of the Purchase Agreement, Vantage Drilling and F3 Capital will enter into a registration rights agreement, the form of which is attached hereto as Annex R. The cost of such registration, including the costs associated with supplementing or amending the resale prospectus, will be borne by Vantage Drilling. Accordingly, immediately following the Acquisition, Vantage Drilling will have 75,708,333 ordinary shares outstanding. Of these shares, 34,500,000 shares are freely tradable without restriction or further registration under the Securities Act, except for any shares held by an affiliate of Vantage Drilling within the meaning of Rule 144 under the Securities Act. All of the remaining 41,208,333 shares are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering. All of these shares have been placed in escrow and will not be transferable until one year after the consummation of a business combination, subject to certain limited exceptions, such as transfers to family members and trusts for estate planning purposes and upon death, while in each case remaining subject to the escrow agreement, and will only be released prior to that date if the Company is forced to liquidate, in which case the shares would be destroyed.

Of the 33,333,333 ordinary shares of Vantage Drilling issued to F3 Capital in respect of the equity consideration, 8,333,333 shares are subject to a one-year lock up period.

Rule 144

The SEC has recently adopted amendments to Rule 144 which became effective on February 15, 2008 and apply to securities acquired both before and after that date. Under these amendments, a person who has beneficially owned restricted shares or our common stock or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale.

Persons who have beneficially owned restricted ordinary shares of our common stock or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•                  1% of the total number of ordinary shares then outstanding, which will equal 757,083 ordinary shares immediately after the Acquisition; or

•                  the average weekly trading volume of the ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also limited by manner of sale provisions, notice requirements and the availability of current public information about Vantage Drilling.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Historically, the SEC staff has taken the position that Rule 144 is not available for the resale of securities initially issued by companies that are, or previously were, blank check companies like the

193

Annex R

FORM OF REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is entered into as of the              day of                         , 2008, by and among Vantage Drilling Company, a Cayman Islands exempted company (the “Company”) and F3 Capital (“F3 Capital”).

WHEREAS, the Company, Offshore Group Investment Limited, Vantage Energy Services, Inc. and F3 Capital have previously entered into a certain Share Purchase Agreement, dated as of August 30, 2007, as amended (the “Purchase Agreement”), pursuant to which the Company will receive, in exchange for cash and units, all of the shares of common stock of Offshore Group Investments Limited, an entity incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of F3 Capital; and

WHEREAS, the Company and F3 Capital desire to enter into this Agreement to provide F3 Capital with certain rights related to the registration of (i) shares of Common Stock; (ii) Warrants; and (iii) shares of Common Stock underlying Warrants that F3 Capital will acquire as a result of the Purchase Agreement and the transactions contemplated thereby.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.  DEFINITIONS.  The following capitalized terms used herein have the following meanings:

“Agreement” means this Agreement, as amended, restated, supplemented, or otherwise modified from time to time.

“Commission” means the Securities and Exchange Commission, or any other federal agency then administering the Securities Act or the Exchange Act.

“Common Stock” means the common stock, par value $0.001 per share, of the Company.

“Company” is defined in the preamble to this Agreement.

“Demand Registration” is defined in Section 2.1.1.

“Demanding Holder” is defined in Section 2.1.1.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Form S-3” is defined in Section 2.3.

“Holder” or “Holders” means F3 Capital or any of its affiliates to the extent any of them are permitted to hold Registrable Securities, other than those purchasing Registrable Securities in a market transaction.

“Indemnified Party” is defined in Section 4.3.

“Indemnifying Party” is defined in Section 4.3.

“Majority in interest” of Registrable Securities means a majority of the shares of Common Stock and shares of Common Stock underlying the Warrants included in the Registrable Securities.

“Maximum Number of Shares” is defined in Section 2.1.4.

“Notices” is defined in Section 6.3.

R-1

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.         Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide for indemnification of our officers and directors for any liability incurred in their capacities as such, except through their own actual fraud or wilful default.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

The limitation of liability and indemnification provisions in our memorandum and articles of association may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Item 21.         Exhibits and Financial Statement Schedules

Exhibit Number	Description
1.1	Share Purchase Agreement by and among Vantage Energy Services, Inc., F3 Capital and Offshore Group Investment Limited.*
1.2	Amendment No. 1 to Share Purchase Agreement by and among Vantage Drilling Company, Vantage Energy Services, Inc., F3 Capital and Offshore Group Investment Limited.*
1.3	Agreement and Plan of Merger by and among Vantage Drilling Company, a transitory U.S. merger subsidiary of Vantage Drilling Company and Vantage Energy Services, Inc.*
3.1	Certificate of Incorporation†
3.2	Memorandum and Articles of Association†
4.1	Specimen Unit certificate
4.2	Specimen Ordinary Share certificate
4.3	Specimen Warrant certificate
4.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant
5.1	Opinion of Maples and Calder
5.2	Opinion of Porter & Hedges, LLP
8.1	Opinion of Ellenoff Grossman & Schole LLP
10.1	Novation Agreement for Rig Construction Contract (P2017)*
10.2	Novation Agreement for Rig Construction Contract (P2018)*
10.3	Novation Agreement for Rig Construction Contract (P2020)*
10.4	Novation Agreement for Rig Construction Contract (P2021)*
10.5	Rig Construction Contract (P2017)*
10.6	Rig Construction Contract (P2018)*
10.7	Rig Construction Contract (P2020)*
10.8	Rig Construction Contract (P2021)*

II-1

Exhibit Number		Description
10.9		Agreement for the Purchase of One Deepwater Drillship.*
10.1	0	Form of Securities Escrow Agreement among the Registrant, Continental Stock Transfer & Trust Company and the Founding Stockholders†
10.1	1	Form of Registration Rights Agreement among the Registrant and the Founding Stockholders†
10.1	2	Form of Registration Rights Agreement between the Registrant and F3 Capital†
10.1	3	Employment and Non-Competition Agreement between Douglas Halkett and Vantage Energy Services, Inc.**
23.1		Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 8.1)
23.2		Consent of UHY LLP
23.3		Consent of Maples and Calder (included in Exhibit 5.1)
23.4		Consent of Porter & Hedges, LLP (included in Exhibit 5.2)

*                                         Attached as an Annex to the joint proxy statement of Vantage Energy Services, Inc. and prospectus for units of Vantage Drilling Company.

**                                  Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed May 14, 2008 by Vantage Energy Services, Inc.

†                                          Previously filed.

Item 22.         Undertakings

A.            The Company hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)            To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)          To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

II-2

Exhibit Index

Exhibit Number		Description
1.1		Share Purchase Agreement by and among Vantage Energy Services, Inc., F3 Capital and Offshore Group Investment Limited.*
1.2		Amendment No. 1 to Share Purchase Agreement by and among Vantage Drilling Company, Vantage Energy Services, Inc., F3 Capital and Offshore Group Investment Limited.*
1.3		Agreement and Plan of Merger by and among Vantage Drilling Company, a transitory U.S. merger subsidiary of Vantage Drilling Company and Vantage Energy Services, Inc.*
3.1		Certificate of Incorporation†
3.2		Memorandum and Articles of Association†
4.1		Specimen Unit certificate
4.2		Specimen Ordinary Share certificate
4.3		Specimen Warrant certificate
4.4		Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant
5.1		Opinion of Maples and Calder
5.2		Opinion of Porter & Hedges, LLP
8.1		Opinion of Ellenoff Grossman & Schole LLP
10.1		Novation Agreement for Rig Construction Contract (P2017)*
10.2		Novation Agreement for Rig Construction Contract (P2018)*
10.3		Novation Agreement for Rig Construction Contract (P2020)*
10.4		Novation Agreement for Rig Construction Contract (P2021)*
10.5		Rig Construction Contract (P2017)*
10.6		Rig Construction Contract (P2018)*
10.7		Rig Construction Contract (P2020)*
10.8		Rig Construction Contract (P2021)*
10.9		Agreement for the Purchase of One Deepwater Drillship.*
10.1	0	Form of Securities Escrow Agreement among the Registrant, Continental Stock Transfer & Trust Company and the Founding Stockholders†
10.1	1	Form of Registration Rights Agreement among the Registrant and the Founding Stockholders†
10.1	2	Form of Registration Rights Agreement between the Registrant and F3 Capital†
10.1	3	Employment and Non-Competition Agreement between Douglas Halkett and Vantage Energy Services, Inc.**
23.1		Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 8.1)
23.2		Consent of UHY LLP
23.3		Consent of Maples and Calder (included in Exhibit 5.1)
23.4		Consent of Porter & Hedges, LLP (included in Exhibit 5.2)

*                                         Attached as an Annex to the joint proxy statement of Vantage Energy Services, Inc. and prospectus for units of Vantage Drilling Company.

**                                  Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed May 14, 2008 by Vantage Energy Services, Inc.

†                                          Previously filed.

Exhibit 4.4

FORM OF WARRANT AGREEMENT

This Warrant Agreement (the “Agreement”) made as of                         , 2008, between Vantage Drilling Company, a Cayman Islands exempted company, with its registered office at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, with offices at 17 Battery Place, New York, New York 10004 (the “Warrant Agent”).

WHEREAS, in connection with the Company’s acquisition agreement with F3 Capital for ordinary shares of Offshore Group Investment Limited and merger agreement with Vantage Energy Services, Inc., a Delaware corporation (“Vantage”), the Company is offering (the “Offering”) to exchange units of the Company (the “Units”), for units of Vantage with substantially identical terms;

WHEREAS, each Unit consists of one ordinary share, par value $.001 per share, of the Company (the “Common Stock”) and one warrant exercisable for one share of Common Stock (the “Warrants”);

WHEREAS, the Company has filed, with the Securities and Exchange Commission (the “Commission”), a registration statement, No. 333-147797, on Form S-4 (the “Registration Statement”) for the registration, under the Securities Act of 1933, as amended (the “Act”), of the Units, Common Stock and Warrants included in the Units and the Common Stock issuable upon exercise of the Warrants;

WHEREAS, the Company desires the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange, redemption, exercise and cancellation of the Warrants;

WHEREAS, the Company desires to provide for the form and provisions of the Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights and immunities of the Company, the Warrant Agent and the holders of the Warrants; and

WHEREAS, all acts and things have been done and performed which are necessary to make the Warrants, when executed on behalf of the Company and countersigned by or on behalf of the Warrant Agent, as provided herein, the legally valid and binding obligations of the Company, and to authorize the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1.                                       Appointment of Warrant Agent.  The Company hereby appoints the Warrant Agent to act as agent for the Company for the Warrants, and the Warrant Agent hereby accepts such appointment and agrees to perform the same in accordance with the terms and conditions set forth in this Agreement.

2.                                       Warrants.

2.1                                 Form of Warrant.  Each Warrant shall be issued in registered form only, shall be in substantially the form of Warrant attached hereto as Exhibit A, the provisions of which are incorporated herein, and shall be signed by, or bear the facsimile signature of, (i) the Chairman of the Board, the Chief Executive Officer or the President, and (ii) the Treasurer, Secretary or Assistant Secretary of the Company, and shall bear a facsimile of the Company’s seal. In the event the person whose facsimile signature has been placed upon any Warrant shall have ceased to serve in the capacity in which such person signed the Warrant before such Warrant is issued, it may be issued with the same effect as if he or she had not ceased to be such at the date of issuance.

2.2                                 Effect of Countersignature.  Unless and until countersigned by the Warrant Agent pursuant to this Warrant Agreement, a Warrant shall be invalid and of no effect and may not be exercised by the holder thereof.

2.3                                 Registration.

2.3.1                        Warrant Register.   The Warrant Agent shall maintain books (“Warrant Register”), for the registration of the original issuance and registration of transfers of the Warrants. Upon the initial issuance of the Warrants, the Warrant Agent shall issue and register the Warrants in the names of the respective holders thereof in such denominations and otherwise in accordance with instructions delivered to the Warrant Agent by the Company.

2.3.2                        Registered Holder.   Prior to due presentment for registration of transfer of any Warrant, the Company and the Warrant Agent may deem and treat the person in whose name such Warrant shall be registered upon the Warrant Register (“registered holder”), as the absolute owner of such Warrant and of each Warrant represented thereby (notwithstanding any notation of ownership or other writing on the warrant certificate made by anyone other than the Company or the Warrant Agent), for the purpose of any exercise thereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.

2.4                                 Intentionally Left Blank

2.5                                 The Private Warrants and Representative’s Warrants.  The Warrants issued by Vantage to Deutsche Bank Securities, Inc. (the “Representative”) or its designees (the “Representatives Warrants”) shall have the same terms and be in the same form as the Warrants except (i) with respect to the Warrant Price as set forth below in Section 3.1 hereof and (ii) the Representative’s Warrants may be exercised on cashless basis. The Warrants issued by Vantage to the founders of Vantage (the “Private Warrants”) shall have the same terms and be in the same form as the Warrants issued by Vantage in its initial public offering except (i) with respect to the restrictions on transferability pursuant to Section 5.6 of that certain securities escrow agreement (the “Escrow Agreement”) of even date herewith and (ii) the Private Warrants are not subject to redemption as set forth in Section 6.5 hereof.

3.                    Terms and Exercise of Warrants.

3.1                                 Warrant Price.   Each Warrant shall, when countersigned by the Warrant Agent, entitle the registered holder thereof, subject to the provisions of such Warrant and of this Agreement, to subscribe for the Company the number of shares of Common Stock stated therein, at a subscription price of $6.00 per whole share, subject to the adjustments provided in Section 4 hereof and in the last sentence of this Section 3.1. Each Representative’s Warrant shall, when countersigned by the Warrant Agent, entitle the registered holder thereof, subject to the provisions of such Representative’s Warrant and of this Agreement, to subscribe for the Company the number of shares of Common Stock stated therein, at a subscription price of $7.20 per whole share, subject to the adjustments provided in Section 4 hereof and in the last sentence of this Section 3.1. The term “Warrant Price” as used in this Agreement refers to the price per share at which Common Stock may be purchased at the time a Warrant is exercised. The Company, in its sole discretion, may lower the Warrant Price at any time prior to the Expiration Date (as defined below); provided, however, that any change in the Warrant Price must apply equally to all of the Warrants, except that any amendment to the term of the Representative’s Warrants shall be subject to any limitations and conditions that may be imposed by NASD Corporate Finance Rule 2710, and provided further that any reduction in Warrant Price shall remain in effect for at least twenty (20) business days.

3.2                                 Duration of Warrants.   Except as set forth in this Section 3.2, a Warrant may be exercised at any time prior to 5:00 p.m., New York City time, on the earlier to occur of (i) May 24 2011 and (ii) the date fixed for redemption of the Warrants as provided in Section 6 of this Agreement (“Expiration Date”). Notwithstanding the foregoing, the Private Warrants (i) may not be sold or

otherwise transferred until that date which is one year following                          and (ii) will not be subject to redemption so long as they are held by the founders. Except with respect to the right to receive the Redemption Price (as set forth in Section 6 hereunder), each Warrant not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at the close of business on the Expiration Date. The Company, in its sole discretion, may extend the duration of the Warrants by delaying the Expiration Date; provided, however, that any such extension of the duration of the Warrants shall apply equally to all of the Warrants, except that any amendment to the terms of the Representative’s Warrants shall be subject to any limitations and conditions that may be imposed by NASD Corporate Finance Rule 2710. Should the Company wish to extend the Expiration Date of the Warrants, the Company shall provide at least twenty (20) days advance notice to the American Stock Exchange of such extension.

Notwithstanding the foregoing, a Warrant can expire unexercised regardless of whether a registration statement is current under the Act with respect to the Common Stock issuable upon exercise of the Warrants.

3.3                                 Exercise of Warrants.

3.3.1                        Payment.    Subject to the provisions of the Warrant and this Warrant Agreement, a Warrant, when countersigned by the Warrant Agent, may be exercised by the registered holder thereof by surrendering it, at the office of the Warrant Agent, or at the office of its successor as Warrant Agent, in the Borough of Manhattan, City and State of New York, with the subscription form, as set forth in the Warrant, duly executed, and by paying in full, in lawful money of the United States, in cash, good certified check or good bank draft payable to the order of the Company (or as otherwise agreed to by the Company), the Warrant Price for each whole share of Common Stock as to which the Warrant is exercised and any and all applicable taxes due in connection with the exercise of the Warrant, the exchange of the Warrant for the Common Stock, and the issuance of the Common Stock.

3.3.2                        Issuance of Certificates.    As soon as practicable after the exercise of any Warrant and the clearance of the funds in payment of the Warrant Price, the Company shall issue to the registered holder of such Warrant a certificate or certificates representing the number of full shares of Common Stock to which he, she or it is entitled, registered in such name or names as may be directed by him, her or it, and, if such Warrant shall not have been exercised in full, a new countersigned Warrant for the number of shares as to which such Warrant shall not have been exercised.

3.3.3                        Limitations.    Notwithstanding the foregoing, and except with respect to the Private Warrants, the Company shall not be obligated to issue any shares of Common Stock pursuant to the exercise of a Warrant and shall have no obligation to settle the Warrant exercise unless a registration statement under the Act with respect to the shares of Common Stock underlying a Warrant is effective and a current Prospectus is on file with the Commission. Except with respect to the Private Warrants, in the event that a registration statement with respect to the shares of Common Stock underlying a Warrant is not effective under the Act or a current Prospectus is not on file with the Commission, the holder of such Warrant shall not be entitled to exercise such Warrant. Notwithstanding anything to the contrary in this Agreement, under no circumstances will the Company be required to net cash settle the exercise of the Warrants. Warrants may not be exercised by, or shares of Common Stock underlying the Warrants issued to, any registered holder in any jurisdictions in which such exercise or issuance would be unlawful. For the avoidance of doubt, as a result of this Section 3.3.3, any or all of the Warrants may expire unexercised. In no event shall the registered holder of a Warrant be entitled to receive any monetary damages if the shares of Common Stock underlying the Warrants issued to, any registered holder in any jurisdictions in which such exercise or issuance would be unlawful. For the avoidance of doubt, as a result of this Section 3.3.3, any or all of the Warrants may expire unexercised. In no event shall the registered holder of a Warrant be entitled to receive any monetary damages if the shares of Common Stock underlying the Warrants have not been registered by the Company pursuant to an effective registration statement or if a current prospectus is not on file with the Commission, provided the Company has fulfilled its obligation to use its best efforts to effect such registration and ensure a current prospectus is on file with the Commission.

3.3.4                        Valid Issuance.   All shares of Common Stock issued upon the proper exercise of a Warrant in conformity with this Agreement shall be validly issued, fully paid and nonassessable.

3.3.5                        Date of Issuance.   Each person or entity in whose name any warrant certificate for shares of Common Stock is issued shall, for all purposes, be deemed to have become the holder of record of such shares on the date on which the Warrant was exercised and surrendered and payment of the Warrant Price was made and the name of the person or entity was entered into the Register of Members of the Company, irrespective of the date of delivery of such certificate.

4.                    Adjustments.

4.1                                 Stock Dividends—Split-Ups.  If, after the date hereof, and subject to the provisions of Section 4.6 below, the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock, or by a split-up of shares of Common Stock, or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each Warrant shall be increased in proportion to such increase in outstanding shares of Common Stock.

4.2                                 Extraordinary Dividends.  If the Company, at any time during the Exercise Period, shall pay a dividend or make a distribution in cash, securities or other assets to the holders of Common Stock, other than (i) as described in Sections 4.1, 4.3 or 4.5 or (ii) regular quarterly or other periodic dividends or (any such non-excluded event being referred to herein as an “Extraordinary Dividend”), then the Warrant Price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and/or the fair market value (as determined by the Company’s Board of Directors, in good faith) of any securities or other assets paid on each share of Common Stock in respect of such Extraordinary Dividend.

4.3                                 Aggregation of Shares.  If after the date hereof, and subject to the provisions of Section 4.6, the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each Warrant shall be decreased in proportion to such decrease in outstanding shares of Common Stock.

4.4                                 Adjustments in Exercise Price.  Whenever the number of shares of Common Stock that may be issued upon the exercise of the Warrants is adjusted, as provided in Sections 4.1, 4.2 and 4.3 above, the Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price, immediately prior to such adjustment, by a fraction, (i) the numerator of which shall be the number of shares of Common Stock that may be issued upon the exercise of the Warrants immediately prior to such adjustment, and (ii) the denominator of which shall be the number of shares of Common Stock so that may be issued immediately thereafter.

4.5                                 Replacement of Securities upon Reorganization, etc.  In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than a change covered by Sections 4.1, 4.2 or 4.3 hereof), or, in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding shares of Common Stock), or, in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety, in connection with which the Company is dissolved, the Warrant holders shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the shares of Common Stock of the Company immediately theretofore receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the Warrant holder would have received if such Warrant holder had exercised his, her or its Warrant(s) immediately prior to such event; and if any reclassification also results in a change in shares of Common Stock covered by Sections 4.1, 4.2 or 4.3, then such adjustment shall be made pursuant to Sections 4.1, 4.2, 4.3, 4.4 and this Section 4.5. The provisions of this Section 4.5 shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers.

4.6                                 Notices of Changes in Warrant.  Upon every adjustment of the Warrant Price or the number of shares issuable upon exercise of a Warrant, the Company shall give written notice thereof to the Warrant Agent, which notice shall state the Warrant Price resulting from such adjustment and the increase or decrease, if any, in the number of shares of Common Stock that may be issued at such price upon the exercise of a Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Upon the occurrence of any event specified in Sections 4.1, 4.2, 4.3, 4.4 or 4.5 the Company shall give written notice to each Warrant holder, at the last address set forth for such holder in the Warrant Register, of the record date or the effective date of the event. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such event.

4.7                                 No Fractional Shares.  Notwithstanding any provision contained in this Agreement to the contrary, the Company shall not issue fractional shares upon exercise of Warrants. If, by reason of any adjustment made pursuant to this Section 4, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a share, the Company shall, upon such exercise, round up to the nearest whole number the number of the shares of Common Stock to be issued to the Warrant holder.

4.8                                 Form of Warrant.  The form of Warrant need not be changed because of any adjustment pursuant to this Section 4, and Warrants issued after such adjustment may state the same Warrant Price and the same number of shares as is stated in the Warrants initially issued pursuant to this Agreement. However, the Company may, at any time, in its sole discretion, make any change in the form of Warrant that the Company may deem appropriate and that does not affect the substance thereof, and any Warrant thereafter issued or countersigned, whether in exchange or substitution for an outstanding Warrant or otherwise, may be in the form as so changed.

5.                    Transfer and Exchange of Warrants.

5.1                                 Intentionally Left Blank

5.2                                 Registration of Transfer.  The Warrant Agent shall register the transfer, from time to time, of any outstanding Warrant into the Warrant Register, upon surrender of such Warrant for transfer, properly endorsed with signatures properly guaranteed and accompanied by appropriate instructions for transfer. Upon any such transfer, a new Warrant representing an equal aggregate number of Warrants shall be issued and the old Warrant shall be cancelled by the Warrant Agent. The Warrants so cancelled shall be delivered by the Warrant Agent to the Company from time to time upon the Company’s request.

5.3                                 Procedure for Surrender of Warrants.  Warrants may be surrendered to the Warrant Agent, together with a written request for exchange or transfer, and, thereupon, the Warrant Agent shall issue in exchange therefor one or more new Warrants as requested by the registered holder of the Warrants so surrendered, representing an equal aggregate number of Warrants; provided, however, that in the event a Warrant surrendered for transfer bears a restrictive legend, the Warrant Agent shall not cancel such Warrant and shall issue new Warrants in exchange therefor until the Warrant Agent has received an opinion of counsel for the Company stating that such transfer may be made and indicating whether the new Warrants must also bear a restrictive legend.

5.3                                 Fractional Warrants.  The Warrant Agent shall not be required to effect any registration of transfer or exchange which will result in the issuance of a warrant certificate for a fraction of a warrant.

5.4                                 Service Charges.  No service charge shall be made for any exchange or registration of transfer of Warrants.

5.5                                 Warrant Execution and Countersignature.  The Warrant Agent is hereby authorized to countersign and to deliver, in accordance with the terms of this Agreement, the Warrants required to be issued pursuant to the provisions of this Section 5, and the Company, whenever required by the Warrant Agent, will supply the Warrant Agent with Warrants duly executed on behalf of the Company for such purpose.

5.6                                 Private Warrants.  The Private Warrants may not be sold, transferred, pledged, hypothecated or assigned until the date which is one (1) year following the consummation of a Business Combination and are subject to the terms and conditions of the Escrow Agreement.

6.                    Redemption.

6.1                                 Redemption.  Subject to Sections 6.4 and 6.5 hereof, not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time after they become exercisable and prior to their expiration, at the office of the Warrant Agent, upon the notice referred to in Section 6.2 hereof, at a redemption price of $.01 per Warrant (the “Redemption Price”), provided that (i) the last sales price of the Common Stock has been equal to or greater than $11.50 per share (the “Trigger Price”) on any of the twenty (20) trading days within any thirty (30) trading day period ending on the third business day prior to the date on which notice of redemption is given and (ii) the Public Warrants and the Representative’s Warrants and the shares of Common Stock underlying such Warrants are covered by an effective registration statement and a current prospectus from the beginning of the measurement period through the date fixed for redemption. The provisions of this Section 6.1 may not be modified, amended or deleted without the prior written consent of the Representative.

6.2                                 Date Fixed for, and Notice of, Redemption.  In the event the Company shall elect to redeem all of the Warrants, the Company shall fix a date for the redemption (the “Redemption Date”), which shall be prior to the expiration of the Warrants. Notice of redemption shall be mailed by first class mail, postage prepaid, by the Company not less than thirty (30) days prior to the date fixed for redemption to the registered holders of the Warrants to be redeemed at their last addresses as they shall appear on the Warrant Register. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given on the date sent, whether or not the registered holder received such notice. In the event of any adjustment to the Warrant Price or the number of shares of Common Stock issuable on exercise of each Warrant as provided in Section 4, a proportional adjustment shall be made to the Trigger Price.

6.3                                 Exercise After Notice of Redemption.  The Warrants may be exercised in accordance with Section 3 of this Warrant Agreement at any time after notice of redemption shall have been given by the Company pursuant to Section 6.2 hereof and prior to the time and date fixed for redemption. On and after the redemption date, the record holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Redemption Price.

6.4                                 Outstanding Warrants Only.   The Company understands that the redemption rights provided for by this Section 6 apply only to outstanding Warrants. To the extent a person holds rights to purchase Warrants, such purchase rights shall not be extinguished by redemption. However, once such purchase rights are exercised, the Company may redeem the Warrants issued upon such exercise, provided that the criteria for redemption are met. The provisions of this Section 6.4 may not be modified, amended or deleted without the prior written consent of the Representative.

6.5                                 Exclusion of Private Warrants.   Notwithstanding anything to the contrary in this Warrant Agreement, the Private Warrants shall not be subject to redemption.

6.6                                 No Other Rights to Cash Payment.  Except for a redemption in accordance with this Section 6, no holder of any Warrant shall be entitled to any cash payment whatsoever from the Company in connection with the ownership, exercise or surrender of any Warrant under this Agreement, regardless of whether a registration statement is current under the Act with respect to the Common Stock issuable upon exercise of the Warrants.

7.                    Other Provisions Relating to Rights of Holders of Warrants.

7.1                                 No Rights as Shareholder.  A Warrant does not entitle the registered holder thereof to any of the rights of a shareholder of the Company, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as shareholders in respect of the meetings of shareholders or the election of directors of the Company or any other matter.

7.2                                 Lost, Stolen, Mutilated, or Destroyed Warrants.  If any Warrant is lost, stolen, mutilated or destroyed, the Company and the Warrant Agent may, on such terms as to indemnity or otherwise as they may in their discretion impose (which terms shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination, tenor and date as the Warrant so lost, stolen, mutilated or destroyed. Any such new Warrant shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Warrant shall be at any time enforceable by anyone.

7.3                                 Reservation of Common Stock.  The Company warrants that its authorized share capital will be sufficient to permit the issuance of the relevant number of shares of Common Stock immediately following exercise in full of all outstanding Warrants issued pursuant to this Agreement.

7.4                                 Registration of Common Stock.  The Company agrees that, prior to the commencement of the Exercise Period, it shall file with the Commission a post-effective amendment to the Registration Statement, or a new registration statement, for the registration under the Act of, and it shall take such action as is necessary to qualify for sale in those states in which the Public Warrants and the Representative’s Warrants were initially offered by the Company, the Common Stock issuable upon exercise of the Public Warrants and the Representative’s Warrants. In either case, the Company will use its best efforts to cause the same to become effective on or prior to the commencement of the Exercise Period, to maintain the effectiveness of such registration statement and to ensure that a current prospectus is on file with the Commission until the expiration or redemption of the Warrants in accordance with the provisions of this Agreement; provided, however, that the Company shall not be obligated to issue shares of Common Stock issuable upon exercise of the Warrants, and shall not have penalties nor be liable to the Warrant holder for failure to deliver shares, if a registration statement is not effective or a current prospectus is not on file with the Commission at the time of exercise of the Warrant by a holder. In addition, the Company agrees to use its reasonable efforts to register such securities under the blue sky laws of the states of residence of the exercising warrant holders to the extent an exemption is not available. The provisions of this Section 7.4 may not be modified, amended or deleted without the prior written consent of the Representative.

7.5                                 Delivery of Prospectus or Notice.  Upon the exercise of any Warrant, if the Company requests, the Warrant Agent shall deliver to the holder of such Warrant, prior to or concurrently with the delivery of the shares of Common Stock issuable upon such exercise, in accordance with the Company’s request, either (i) a prospectus relating to the shares of Common Stock deliverable upon exercise of the Warrants and complying in all material respects with the Act or (ii) the notice referred to in Rule 173 under the Act.

8.                    Concerning the Warrant Agent and Other Matters.

8.1                                 Payment of Taxes.  The Company will, from time to time, promptly pay all taxes and charges that may be imposed upon the Company or the Warrant Agent in respect of the issuance or delivery of shares of Common Stock upon the exercise of Warrants, but the Company shall not be obligated to pay any transfer taxes in respect of the Warrants or such shares.

8.2                                 Resignation, Consolidation, or Merger of Warrant Agent.

8.2.1                        Appointment of Successor Warrant Agent.   The Warrant Agent, or any successor to it hereafter appointed, may resign its duties and be discharged from all further duties and liabilities hereunder after giving sixty (60) days’ notice in writing to the Company. If the office of the Warrant Agent becomes vacant by resignation or incapacity to act or otherwise, the Company shall appoint, in writing, a successor Warrant Agent in place of the Warrant Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after it has been notified in writing of such resignation or incapacity by the Warrant Agent or by the holder of the Warrant (who shall, with such notice, submit his, her or its Warrant for inspection by the Company), then the holder of any Warrant may apply to the Supreme Court of the State of New York for the County of New York for the appointment of a successor Warrant Agent. Any successor Warrant Agent, whether appointed by the Company or by such court, shall be a corporation organized and existing under the laws of the State of New York, in good standing and have its principal office in the Borough of Manhattan, City and State of New York, and be authorized under such laws to exercise corporate trust powers and subject to supervision or examination by federal or state authorities. After appointment, any successor Warrant Agent shall be vested with all the authority, powers, rights, immunities, duties and obligations of its predecessor Warrant Agent with like effect as if originally named as Warrant Agent hereunder, without any further act or deed; but, if for any reason it becomes necessary or appropriate, the predecessor Warrant Agent shall execute and deliver, at the expense of the Company, an instrument transferring to such successor Warrant Agent all the authority, powers, and rights of such predecessor Warrant Agent hereunder; and, upon request of any successor Warrant Agent, the Company shall make, execute, acknowledge, and deliver any and all instruments in writing for more fully and effectually vesting in and confirming to such successor Warrant Agent all such authority, powers, rights, immunities, duties and obligations.

8.2.2                        Notice of Successor Warrant Agent.   In the event a successor Warrant Agent shall be appointed, the Company shall give notice thereof to the predecessor Warrant Agent and the transfer agent for the Common Stock not later than the effective date of any such appointment.

8.2.3                        Merger or Consolidation of Warrant Agent.   Any corporation into which the Warrant Agent may be merged or with which it may be consolidated or any corporation resulting from any merger or consolidation to which the Warrant Agent shall be a party shall be the successor Warrant Agent under this Agreement without any further act on the part of the Company or the Warrant Agent.

8.3                                 Fees and Expenses of Warrant Agent.

8.3.1                        Remuneration.  The Company agrees to pay the Warrant Agent reasonable remuneration for its services as Warrant Agent hereunder as set forth on Exhibit B hereto and will reimburse the Warrant Agent upon demand for all expenditures that the Warrant Agent may reasonably incur in the execution of its duties hereunder.

8.3.2                        Further Assurances.  The Company agrees to perform, execute, acknowledge and deliver, or cause to be performed, executed, acknowledged and delivered, all such further and other acts, instruments and assurances as may reasonably be required by the Warrant Agent for the carrying out or performing of the provisions of this Agreement.

8.4                                 Liability of Warrant Agent.

8.4.1                        Reliance on Company Statement.  Whenever, in the performance of its duties under this Warrant Agreement, the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a statement signed by the Chief Executive Officer, Chairman of the Board of Directors or President of the Company and delivered to the Warrant Agent. The Warrant Agent may rely upon such statement for any action taken or suffered in good faith by it pursuant to the provisions of this Agreement.

8.4.2                        Indemnity.  The Warrant Agent shall be liable hereunder only for its own negligence, willful misconduct or bad faith. The Company agrees to indemnify the Warrant Agent and save it harmless against any and all liabilities, including judgments, costs and reasonable counsel fees, for anything done or omitted by the Warrant Agent in the execution of this Warrant Agreement, except as a result of the Warrant Agent’s negligence, willful misconduct or bad faith.

8.4.3                        Exclusions.  The Warrant Agent shall have no responsibility with respect to the validity of this Warrant Agreement or with respect to the validity or execution of any Warrant (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Warrant; nor shall it be responsible to make any adjustments required under the provisions of Section 4 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment; nor shall it, by any act hereunder, be deemed to make any representation or warranty as to the authorization or reservation of any shares of Common Stock to be issued pursuant to this Agreement or any Warrant or as to whether any shares of Common Stock will when issued be valid and fully paid and nonassessable.

8.5                                 Acceptance of Agency.   The Warrant Agent hereby accepts the agency established by this Warrant Agreement and agrees to perform the same upon the terms and conditions herein set forth and, among other things, shall account promptly to the Company with respect to Warrants exercised and concurrently account for, and pay to the Company, all moneys received by the Warrant Agent for the subscription for shares of Common Stock through the exercise of Warrants.

8.6                                 Waiver.  The Warrant Agent hereby waives any and all right, title, interest or claim of any kind (“Claim”) in or to any distribution of the Trust Account (as defined in that certain

Investment Management Trust Agreement, dated as of the date hereof, by and between Vantage and the Warrant Agent as trustee thereunder), and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim against the Trust Account for any reason whatsoever.

9.                    Miscellaneous Provisions.

9.1           Successors.  All the covenants and provisions of this Warrant Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

9.2           Notices.  Any notice, consent or request to be given in connection with any of the terms or provisions of this Agreement shall be in writing and shall be sent express mail or similar overnight courier service, by certified mail (return receipt requested), by hand delivery or by facsimile transmission:

If to the Company, to:

Vantage Drilling Company

c/o Vantage Energy Services, Inc.

777 Post Oak Blvd., Suite 610

Houston, Texas 77056

Attn: Paul A. Bragg, Chief Executive Officer

If to the Warrant Agent, to:

Continental Stock Transfer & Trust Company

17 Battery Place

New York, New York 10004

Attn: Compliance Department

with a copy in each case to:

Ellenoff Grossman & Schole LLP

370 Lexington Avenue, 19th Floor

New York, New York 10017

Attn: Douglas S. Ellenoff, Esq.

and

Maples and Calder

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104, Cayman Islands

Attn:     Matthew Gardner

Any notice, sent pursuant to this Agreement shall be effective, if delivered by hand, upon receipt thereof by the party to whom it is addressed, if sent by overnight courier, on the next business day of the delivery to the courier, and if sent by registered or certified mail on the third day after registration or certification thereof.

9.3                                 Applicable Law.  The validity, interpretation, and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to the conflict of laws principles thereof. The Company and the Warrant Agent each hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such to such jurisdiction, which jurisdiction shall be exclusive. The Company and the Warrant Agent each hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Any such process or summons to be served upon the Company or the Warrant Agent may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth in Section 9.2 hereof. Such mailing shall be deemed personal service and shall be legal and binding upon the Company or the Warrant Agent in any action, proceeding or claim.

9.4           Persons Having Rights under this Warrant Agreement.  Nothing in this Agreement expressed and nothing that may be implied from any of the provisions hereof is intended, or shall be construed, to confer upon, or give to, any person or corporation, other than the parties hereto and the registered holders of the Warrants and, for the purposes of Sections 6.1, 6.4, 7.4, 9.2 and 9.8 hereof, the Representative, any right, remedy or claim under or by reason of this Agreement or of any covenant, condition, stipulation, promise or agreement hereof. the Representative shall be deemed to be a third-party beneficiary of this Agreement with respect to Sections 6.1, 6.4, 7.4, 9.2 and 9.8 hereof. All covenants, conditions, stipulations, promises and agreements contained in this Warrant Agreement shall be for the sole and exclusive benefit of the parties hereto (and the Representative, with respect to the Sections 6.1, 6.4, 7.4, 9.2 and 9.8 hereof) and their successors and assigns and of the registered holders of the Warrants.

9.5           Examination of the Agreement.  A copy of this Agreement shall be available at all reasonable times at the office of the Warrant Agent in the Borough of Manhattan, City and State of New York, for inspection by the registered holder of any Warrant. The Warrant Agent may require any such holder to submit his, her or its Warrant for inspection.

9.6           Counterparts; Facsimile Signatures.  This Agreement may be executed in any number of counterparts, and each of such counterparts shall, for all purposes, be deemed to be an original, and all such counterparts shall together constitute one and the same instrument. Facsimile signatures shall constitute original signatures for all purposes of this Warrant Agreement. Facsimile signatures shall constitute original signatures for all purposes of this Agreement.

9.7     Effect of Headings.  The section headings herein are for convenience only and are not part of this Warrant Agreement and shall not affect the interpretation thereof.

9.8     Amendments.  This Agreement may be amended by the parties hereto without the consent of any registered holder for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained herein or adding or changing any other provisions with respect to matters or questions arising under this Warrant Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the registered holders of the Warrants. All other modifications or amendments, including any amendment to increase the Warrant Price or shorten the Exercise Period, shall require the written consent of each of the Representative and the registered holders of a majority of the then outstanding Warrants. Notwithstanding the foregoing, the Company may reduce the Warrant Price or extend the duration of the Exercise Period in accordance with Sections 3.1 and 3.2, respectively, without such consent.

9.9     Severability.  This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first above written.

Attest	VANTAGE DRILLING COMPANY

	By:	Name:	Paul A. Bragg
		Title:	Director, Chief Executive Officer

Attest	CONTINENTAL STOCK TRANSFER & TRUST COMPANY

	By:	Name: Title:

EXHIBIT A

Form of Public Warrant

EXHIBIT B

Warrant Agent Fees

Our ref            MCR/636363.000001/14028787v4

Vantage Drilling Company	Direct: +1 345 814 5453
PO Box 309	Cell:
Ugland House	E-mail:
Grand Cayman	matthew.gardner@maplesandcalder.com
KY1-1104
Cayman Islands

14 May 2008

Dear Sirs

Vantage Drilling Company (the “Company”)

We have acted as Cayman Islands counsel to the Company to provide this legal opinion in connection with the Company’s registration statement on Form F-4, including all amendments or supplements thereto (the “Form F-4”), filed with the United States Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933 (the “Act”), as amended, (File number 333-147797) (the “Registration Statement”) related to the acquisition and merger of Offshore Group Investment Limited (“OGIL”) and Vantage Energy Services, Inc. (“Vantage Energy”), whereby OGIL and Vantage Energy will become wholly owned subsidiaries of the Company.  Under this transaction, the Company will conduct an offering and sale of units (the “Units”) in the Company, with each Unit consisting of one ordinary share, par value US$0.001 per share (the “Shares”), and one warrant to purchase one ordinary share (the “Warrants”) (with Shares to be issued upon exercise of the Warrants included in the Units).  This opinion is given in accordance with the terms of the Legal Matters section of the Registration Statement.

1                                     DOCUMENTS REVIEWED

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1	the Certificate of Incorporation and the Memorandum and Articles of Association of the Company as registered or adopted on 14 November 2007;

1.2	the written resolutions of the sole director of the Company dated 14 May 2008;

1.3	a Certificate of Good Standing issued by the Registrar of Companies in the Cayman Islands (the “Certificate of Good Standing”);

1.4	a certificate from a director of the Company (the “Director’s Certificate”);

1.5	the Form F-4;

1.6	a draft of the form of the warrant agreement and the warrant certificate (the “Warrant Documents”) constituting the Warrants; and

1.7	a draft of the unit certificates (the “Unit Certificates”) constituting the Units.

2                                     ASSUMPTIONS

The following opinion is given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion. This opinion only relates to the laws of the Cayman Islands which are in force on the date of this opinion.  In giving this opinion we have relied (without further verification) upon the completeness and accuracy of the Director’s Certificate and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1

the Warrant Documents, the Units and the Unit Certificates have been or will be authorised and duly executed and delivered by or on behalf of all relevant parties in accordance with all relevant laws (other than, with respect to the Company, the laws of the Cayman Islands);

2.2

the Warrant Documents, the Units and the Unit Certificates are, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with their terms under the laws of the State of New York and all other relevant laws (other than the laws of the Cayman Islands);

2.3

the choice of the laws of the State of New York as the governing law of the Warrant Documents and the Units has been made in good faith and would be regarded as a valid and binding selection which will be upheld by the courts of the State of New York and any other relevant jurisdiction (other than the Cayman Islands) as a matter of the laws of the State of New York and all other relevant laws (other than the laws of the Cayman Islands);

2.4	copy documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals;

2.5	all signatures, initials and seals are genuine;

2.6

the power, authority and legal right of all parties under all relevant laws and regulations (other than, with respect to the Company, the laws of the Cayman Islands) to enter into, execute, deliver and perform their respective obligations under the Warrant Documents and the Unit Certificates;

2.7	no invitation has been or will be made by or on behalf of the Company to the public in the Cayman Islands to subscribe for any of the Units or the Shares or Warrants comprising such Units; and

2.8

there is nothing under any law (other than the law of the Cayman Islands) which would or might affect the opinions hereinafter appearing. Specifically, we have made no independent investigation of the laws of the State of New York.

Save as aforesaid we have not been instructed to undertake and have not undertaken any further enquiry or due diligence in relation to the transaction the subject of this opinion.

3                                     OPINIONS

3.1	The Company has been duly incorporated and is validly existing and in good standing under the laws of the Cayman Islands.

2

3.2

The Shares to be offered and issued by the Company as contemplated by the Form F-4 (including the issuance of the Shares upon the exercise of the Warrants in accordance with the Warrant Documents) have been duly authorised for issue, and when issued by the Company against payment in full, of the consideration, in accordance with the terms set out in the Form F-4 (including the issuance of the Shares upon the exercise of the Warrants in accordance with the Warrant Documents) and duly registered in the Company’s register of members (shareholders), such Shares will be validly issued, fully paid and non-assessable.

3.3

The execution and delivery of the Warrant Documents and the issue and offer of the Units and the issue of the Unit Certificates by the Company has been authorised by and on behalf of the Company and, assuming the Warrant Documents and Unit Certificates have been executed and delivered by any Director or authorised officer of the Company, the Warrant Documents and Unit Certificates have been duly executed and delivered on behalf of the Company and constitute the legal, valid and binding obligations of the Company enforceable in accordance with their terms.

4	QUALIFICATIONS

The opinions expressed above are subject to the following qualifications:

4.1

The term “enforceable” as used above means that the obligations assumed by the Company under the Warrant Documents and the Units are of a type which the courts of the Cayman Islands will enforce. It does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular:

4.1.1

enforcement may be limited by bankruptcy, insolvency, liquidation, reorganisation, readjustment of debts or moratorium or other laws of general application relating to or affecting the rights of creditors;

4.1.2

enforcement may be limited by general principles of equity. For example, equitable remedies such as specific performance may not be available, inter alia, where damages are considered to be an adequate remedy;

4.1.3

where obligations are to be performed in a jurisdiction outside the Cayman Islands, they may not be enforceable in the Cayman Islands to the extent that performance would be illegal under the laws of that jurisdiction; and

	4.1.4	some claims may become barred under the statutes of limitation or may be or become subject to defences of set off, counterclaim, estoppel and similar defences.

4.2	To maintain the Company in good standing under the laws of the Cayman Islands, annual filing fees must be paid and returns made to the Registrar of Companies.

4.3

Under the Companies Law (2007 Revision) of the Cayman Islands, the register of members of a Cayman Islands company is by statute regarded as prima facie evidence of any matters which the Companies Law (2007 Revision) directs or authorises to be inserted therein. A third party interest in the shares in question would not appear. An entry in the register of members may yield to a court order for rectification (for example, in the event of fraud or manifest error).

Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion or otherwise with respect to the commercial terms of the transactions the subject of this opinion.

3

We hereby consent to filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the heading “Legal Matters” in the prospectus included in the Registration Statement.  In the giving our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.

This opinion is addressed to you and may be relied upon by you and your counsel.  This opinion is limited to the matters detailed herein and is not to be read as an opinion with respect to any other matter.

Yours faithfully

MAPLES and CALDER

4

Porter & Hedges, L.L.P. RELIANT ENERGY PLAZA 1000 Main Street, 36th Floor Houston, Texas 77002 {713} 226-6000 Phone {713} 228-1331 Fax porterhedges.com

May 14, 2008

Vantage Drilling Company Maples Corporate Services Limited P.O. Box 309, Ugland House Grand Cayman KY1-1104, Cayman Islands

Ladies and Gentlemen:

We have acted as special counsel for Vantage Drilling Company, a Cayman Islands exempted company (the “Company”) in connection with the Registration Statement on Form F-4 (No. 333-147797) (as amended, the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) under the  Securities Act of 1933, as amended (the “Act”).  The Registration Statement relates to the proposed issuance by the Company of (i) 36,125,000 Units (the “Units”), each Unit consisting of one ordinary share, par value $.001 per share, of the Company (“Ordinary Shares”) and one warrant (each, a “Unit Warrant”) to purchase one Ordinary Share; (ii) 3,000,000 additional warrants to purchase one Ordinary Share to be issued by Deutche Bank Securities, Inc. or its designees (the “Representative Warrants”); and (iii) 7,500,000 additional Ordinary Shares, all in connection with the proposed merger among the Company, Vantage Energy Services, Inc. (“VES”), and VTG Merger Sub, Inc. (“Merger Sub”), pursuant to the Agreement and Plan of Merger dated as of March 31, 2008 (the “Merger Agreement”) among the Company, VES and Merger Sub, all as more fully described in the Registration Statement.  The Unit Warrants and the Representative Warrants will be governed by a warrant agreement in the form of Exhibit 4.4 to the Registration Statement (the “Warrant Agreement”) between the Company and Continental Stock Transfer & Trust Company, a New York corporation.

We have examined (i) the Certificate of Incorporation of the Company and the Memorandum and Articles of Association of the Company, (ii) the Registration Statement, (iii) the Merger Agreement, (iv) the form of Warrant Agreement, (v) the Specimen Warrant Certificate in the form of Exhibit 4.3 to the Registration Statement, and (vi) originals, or copies certified or otherwise identified, of corporate records of the Company, including minute books of the Company, certificates of public officials and of representatives of the Company, statutes and other instruments and documents as a basis for the opinions hereafter expressed.

In rendering the opinions set forth below, we have assumed (i) the Registration Statement and any amendments to the Registration Statement (including post-effective amendments) will have become effective under the Act; and (ii) the Warrant Agreement will have been duly executed and delivered by all parties other than the Company.

Based upon our examination as aforesaid and subject to the assumptions, qualifications, limitations and exceptions set forth herein, we are of the opinion that:

1.                                       If, as and when Unit Warrants have been issued in accordance with the Registration Statement and the related prospectus (as amended and supplemented through the date of issuance), the Merger Agreement and the Warrant Agreement, the Unit Warrants will be validly issued, fully paid and nonassessable and will be binding obligations of the Company, enforceable against the Company in accordance with their terms.

2.                                       If, as and when the Representatives’ Warrants have been issued in accordance with the Registration Statement and the related prospectus (as amended and supplemented through the date of issuance), the Merger Agreement and the Warrant Agreement, the Representatives’ Warrants will be legally issued, fully paid and nonassessable and will be binding obligations of the Company, enforceable against the Company in accordance with their terms.

No opinion is expressed herein as to any matter governed by any law other than the laws of the State of New York and the federal securities laws of the United States of America, each as in effect on the date hereof.

In connection with the opinions set forth above, we have relied on the opinion of Maples and Calder dated the date hereof with respect to the due authorization by the Company of the Unit Warrants, the Representatives’ Warrants and the Warrant Agreement under the laws of the Cayman Islands.

We hereby consent to the filing of this opinion of counsel as Exhibit 5.2 to the Registration Statement.  We also consent to the reference to us under the caption “Legal Matters” in the Prospectus forming a part of the Registration Statement.  In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission promulgated thereunder.

Yours very truly,

2

VANTAGE ENERGY SERVICES, INC.

777 Post Oak Blvd, Suite 610
Houston, Texas

TELEPHONE: (281) 404-4700
FACSIMILE: (281) 404-4749

FACSIMILE TRANSMISSION

DATE:	May 15, 2008

FACSIMILE NO:	(202) 772-9368

DELIVER TO:	Laura Nicholson, Esq.

FROM:	Chris E. Celano
ccelano@egsllp.com

NUMBER OF PAGES:	-2-
(including this page)

SUBJECT:	Vantage Energy Services, Inc.

DOCUMENT BEING TRANSMITTED BY FAX ONLY	☐
DOCUMENT ALSO BEING MAILED	☐

Dear Laura,

Attached please find revised language to the proposed change to page 67 of the Vantage joint proxy statement/prospectus that was delivered this past Wednesday.  This revised disclosure is intended to provide a more clear plain English explanation of the transaction than what was formerly proposed.  Bryan Brown and I intend to phone you tomorrow morning (Friday) to discuss the status of the Staff’s review of our proposed changes and the plan to move forward.

Please call with any questions or comments.

Best regards

Chris Celano

payments and development costs until closing of the Acquisition. The Closing Adjustments are intended to reimburse the stockholders of OGIL for shipyard payments and additional development costs incurred by OGIL subsequent to December 31, 2007 and for mutually agreed upon specification changes to either the Jackup Rigs or the Drillship. The shipyard payments and additional development costs may include interest charges imposed by the shipyard on deferred payments and unfavorable fluctuations in the exchange rate between the US dollar and the Singapore dollar. As of March 31, 2008, the estimated outstanding balance of Closing Adjustments was approximately $59.7 million, representing $57.7 million of additional shipyard payments (including approximately $700,000 of accumulated interest) and advances for development costs of $2.0 million.

The purchase agreement for the Drillship is for total consideration of $676.0 million, which includes change orders requested by the Company including an upgrade to the derrick pipe handling capability and modification to the hull design. Thirty percent (30%) of the Drillship’s purchase price will be paid in September 2008 with the balance payable upon acceptance of the completed Drillship. Of the total consideration paid for the shares of OGIL, $8.0 million will be applied against the Drillship purchase price. In addition to the consideration paid for the Drillship, the Company anticipates incurring approximately $20.0 million of ship outfitting and completion costs, not including any interest capitalization.

Should the Company be delinquent in making any of the shipyard payments and Mandarin or any of its affiliates makes the payment on our behalf, we will make Mandarin or any of its affiliates whole for the payment including any unfavorable fluctuations in interest rates or exchange rates from the time that the payment is made until we make Mandarin or its affiliate whole.

Mandarin has granted to OGIL an option (the “Drillship Option”) to purchase a second ultra-deepwater drillship, (the “Second Drillship”) on identical terms and conditions as set forth in the Drillship Purchase Agreement, with logical adjustments, save for the following: the price for the Second Drillship shall be $695.0 million (the “Second Drillship Purchase Price”). Upon exercise of the Drillship Option, OGIL shall pay to Mandarin an amount equal to thirty percent (30%) of the Second Drillship Purchase Price. On the first business day that is six (6) months after the date of exercise of the Drillship Option, OGIL shall pay to Mandarin an amount equal to ten percent (10%) of the Second Drillship Purchase Price. On the first business day that is twelve (12) months after the date of exercise of the Drillship Option, OGIL shall pay to Mandarin an amount equal to ten percent (10%) of the Second Drillship Purchase Price. Upon delivery of the Second Drillship, OGIL shall pay to Mandarin the remaining balance of the Second Drillship Purchase Price.

The Company, F3 Capital, OGIL and Vantage Drilling plan to consummate the Acquisition as promptly as practicable after the Special Meeting, provided that:

•                  The Company’s stockholders have approved and adopted the Acquisition Proposal and the transactions contemplated thereby including the merger among Vantage Drilling, the Company and a transitory merger subsidiary of Vantage Drilling;

•                  holders of less than 30% of the shares of the common stock issued in the Company’s IPO vote against the Acquisition Proposal and demand conversion of their shares into cash;

•                  the Securities and Exchange Commission has declared effective the registration statements and prospectus which form a part of this joint proxy statement/prospectus; and

•                  the other conditions specified in the Purchase Agreement, as amended, have been satisfied or waived.

As part of its evaluation, of the various possible structures of the transaction, the Company consulted with Ellenoff Grossman & Schole LLP and Cayman Islands counsel and evaluated the merits of reincorporating the business offshore to maximize its tax efficiency in a manner that is consistent with other international drilling enterprises. To facilitate this type of transaction, the Company created a structure that the surviving entity would relocate and conduct its future operations outside the United States. In order to accomplish this objective, the Company created a structure for the transaction which envisions the Company merging into a wholly-owned subsidiary of a recently incorporated Cayman Island corporation, Vantage Drilling. Simultaneously with this merger and as a condition precedent to the merger, all of the shares of OGIL. (the current owner of the contracts for the jackup rigs and the drillship) will be acquired by Vantage Drilling. As a result of these simultaneous and mutually contingent parts of the transaction, Vantage Drilling will become the publicly-traded Cayman Islands corporation, whose operating subsidiary will be OGIL and non-operating subsidiary will be the Company. Assuming the transaction is approved and all of the necessary corporate documentation to effectuate the components of this transaction is accomplished, all of the operations of Vantage Drilling will be conducted either through Vantage Drilling or OGIL and no further operation will be conducted by the Company. The Company believes that this structure will accomplish the objective of maximizing the tax efficiency of the Company by having its previous operations relocated offshore and conducting its operations outside the United States. The Company further believes that the various aspects of the transaction have been done in accordance with applicable law.

See the description of the Purchase Agreement in the section entitled “The Share Purchase Agreement” beginning on page 83. The Purchase Agreement is included as “Annex A” to this joint proxy statement/prospectus. Amendment No. 1 to the Purchase Agreement is included as “Annex B” to this joint proxy statement/prospectus. We encourage you to read the Purchase Agreement and Amendment No. 1 to the Purchase Agreement in their entirety.

The four Jackup Rigs are to be delivered December 28, 2008, July 31, 2009, September 30, 2009 and December 31, 2009.

Under the terms of the Company’s amended and restated certificate of incorporation, the Company may proceed with the Acquisition and consequent merger notwithstanding up to 29.99% of the Company shareholders electing to convert their shares of common stock to cash and not participate in the Acquisition or consequent merger. The shares converted, if any, will reduce on a one for one basis the shares of Vantage Drilling to be issued in the transaction.

Background of the Acquisition

The terms of the Purchase Agreement are the result of arm’s-length negotiations between representatives of F3 Capital and the Company. The following is a brief discussion of the background of these negotiations, the Acquisition and related transactions.

The Company was incorporated in Delaware on September 8, 2006, as a blank check company formed to acquire, through a merger, capital stock exchange, asset or stock acquisition, exchangeable share transaction, joint venture or other similar business combination, one or more businesses then currently unidentified in the in the oilfield services industry, whose net assets are at least 80% of the net assets of the Company.

A registration statement for the Company’s IPO was declared effective on May 24, 2007. On May 30, 2007, the Company consummated its initial public offering of 34,500,000 units at a price per unit of $8.00. Each unit consists of one share of common stock and one redeemable common stock purchase warrant. Each warrant expires on May 24, 2011 or earlier upon redemption, and entitles the holder to purchase one share of our common stock at an exercise price of $6.00 per share. The 34,500,000 Units sold in the IPO (including 4,500,000 Units subject to the underwriters’ over-allotment option), generated total gross proceeds of $276,000,000. Of this amount, $269,960,000 was placed in trust.